SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 14D-1
                           TENDER OFFER STATEMENT
   (Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)
                                    and
                                Amendment**
                                     to
                                SCHEDULE 13D

                      FORUM RETIREMENT PARTNERS, L.P.
                         (Name of Subject Company)

                             FORUM GROUP, INC.
                                  (Bidder)


  Preferred Depositary Units
         Representing                        349 851 105
 Preferred Limited Partners'          (CUSIP Number of Class of
          Interests                          Securities)
      (Title of Class of
         Securities)


                              Dennis L. Lehman
             Senior Vice President and Chief Financial Officer
                             Forum Group, Inc.
                          11320 Random Hills Road
                          Fairfax, Virginia  22030
                               (703) 277-7000

    (Name, Address and Telephone Number of Persons Authorized to Receive
     Notices and Communications on Behalf of the Persons Filing Statement)

                                 Copies to:

                          Robert A. Profusek, Esq.
                         Jones, Day, Reavis & Pogue
                            599 Lexington Avenue
                         New York, New York  10022
                               (212) 326-3800

                              October 2, 1995
   (Date Tender Offer First Published, Sent or Given to Security Holders)
         This statement is filed in connection with a tender offer.

                         Calculation of Filing Fee
================================================================================
      Transaction valuation            Amount of Filing Fee
--------------------------------------------------------------------------------
         $14,643,642.50*                    $2,928.73
================================================================================

*
  For purposes of calculating fee only. This amount assumes the purchase of 5,857,457 preferred depositary units representing preferred limited partners' interests in Forum Retirement Partners, L.P., at $2.50 net in cash per unit. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934 equals 1/50 of 1% of the value of the units to be purchased.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2).
__________
** This Schedule constitutes Amendment No. 7 to the Schedule 13D originally filed by Forum Group, Inc. on August 24, 1993.

                             Page 1 of 92 Pages
                          Exhibit Index on Page 9

                               14D-1
   CUSIP No. 349 851 105                    Page 2 of 92 Pages

================================================================================

   1 NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Forum Group, Inc.
--------------------------------------------------------------------------------
   2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                           (b) [X]

--------------------------------------------------------------------------------
   3 SEC USE ONLY

--------------------------------------------------------------------------------
   4 SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) or 2(f)                            [ ]

--------------------------------------------------------------------------------
   6 CITIZENSHIP OR PLACE OR ORGANIZATION

     Indiana

--------------------------------------------------------------------------------
   7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     9,427,791
--------------------------------------------------------------------------------
   8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
     CERTAIN SHARES*                                           [ ]

--------------------------------------------------------------------------------
   9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     61.7%

--------------------------------------------------------------------------------
  10 TYPE OF REPORTING PERSON

     CO
================================================================================

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               14D-1
   CUSIP No. 349 851 105                    Page 3 of 92 Pages


================================================================================
   1 NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Forum A/H, Inc.
--------------------------------------------------------------------------------
   2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                           (b) [X]

--------------------------------------------------------------------------------
   3 SEC USE ONLY

--------------------------------------------------------------------------------
   4 SOURCE OF FUNDS*

     AF WC
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) or 2(f)                            [ ]

--------------------------------------------------------------------------------
   6 CITIZENSHIP OR PLACE OR ORGANIZATION

     Delaware

--------------------------------------------------------------------------------
   7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     9,427,791
--------------------------------------------------------------------------------
   8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
     CERTAIN SHARES*                                           [ ]

--------------------------------------------------------------------------------
   9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     61.7%

--------------------------------------------------------------------------------
  10 TYPE OF REPORTING PERSON

     CO

================================================================================
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Schedule 14D-1 Tender Offer Statement and amendment to
Schedule 13D (this "Statement") relates to a tender offer by Forum Group, Inc., an Indiana corporation (the "Purchaser"), to purchase any and all of the outstanding preferred depositary units (the "Units") representing preferred limited partners' interests in Forum Retirement Partners, L.P., a Delaware limited partnership (the "Partnership"), at $2.50 per Unit, net to the seller in cash, on the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated October 2, 1995 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), and is intended to satisfy the reporting requirements of Section 14(d) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, hereto.

Item 1.   Security and Subject Company.

     (a) The name of the subject company is Forum Retirement Partners, L.P., and the address of its principal executive offices is 11320 Random Hills Road, Suite 400, Fairfax, Virginia 22030.

     (b) The class of the securities to which this Statement relates is the Partnership's preferred depositary units representing preferred limited partners' interests. The information set forth in "Introduction" in the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "Special Factors -- Market Prices for Units" in the Offer to Purchase is incorporated herein by reference.

Item 2.   Identity and Background.

     (a)-(d) and (g) The information set forth in "Introduction" and "Certain Information Concerning the Purchaser" in the Offer to Purchase is incorporated herein by reference.

     (e)-(f) During the last five years, neither of the persons filing this Statement nor, to their knowledge, any of the persons listed on Annex C or Annex D to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

Item 3.   Past Contacts, Transactions or Negotiations with the Subject
          Company.

     (a)-(b) The information set forth in "Special Factors -- Certain Determinations by the Purchaser," "Special Factors -- Interests of Certain Persons in the Offer," and "Background of the Offer" in the Offer to Purchase is incorporated herein by reference.

Item 4.   Source and Amount of Funds or Other Consideration.

     (a) The information set forth in "The Offer -- Sources and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

     (b)-(c)   Not applicable.

Item 5.   Purpose of the Tender Offer and Plans or Proposals of the Bidder.

     (a)-(g)   The information set forth in "Introduction," "Special
Factors -- Expansion Program," "Special Factors -- Certain Other Plans for the Partnership after the Offer," and "Special Factors -- Certain Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

Item 6.   Interest in Securities of the Subject Company.

     (a)-(b) The information set forth in "Introduction," "Special Factors -- Interests of Certain Persons in the Offer," "Background of the Offer," and "Certain Information Concerning the Purchaser" in the Offer to Purchase is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company Securities.

     The information set forth in "Introduction," "Special Factors -- Interests of Certain Persons in the Offer," "Background of the Offer," and "Certain Information Concerning the Purchaser" in the Offer to Purchase is incorporated herein by reference.

Item 8.   Persons Retained, Employed or to be Compensated.

     The information set forth in "The Offer -- Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

Item 9.   Financial Statements of Certain Bidders.

     Not applicable.

Item 10.   Additional Information.

     (a) The information set forth in "Special Factors -- Interests of Certain Persons in the Offer" in the Offer to Purchase is incorporated herein by reference.

     (b)-(c) The information set forth in "The Offer -- Certain Legal Matters" in the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in "Special Factors -- Certain Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

     (e)-(f)   Not applicable.

Item 11.   Material to be Filed as Exhibits.

  (a)   (1)    Offer to Purchase dated October 2, 1995

        (2)    Letter of Transmittal

        (3)    Notice of Guaranteed Delivery

        (4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees

        (5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees

        (6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

        (7)    Text of Press Release issued by the Purchaser on September
               25, 1995

        (8)    Letter dated October 2, 1995 from the Purchaser to
               Unitholders

  (b)   Not applicable

  (c)   (1)    Amended and Restated Agreement of Limited Partnership, dated as of December 29, 1986, of the Partnership, as amended

        (2) Depositary Agreement, dated as of December 29, 1986, by and among the Partnership, Forum Retirement, Inc., the general partner of the Partnership, as general partner and attorney-in-fact of the limited partners, Manufacturers Hanover Trust Company (which subsequently assigned its interest thereunder to American Stock Transfer & Trust Company) and all holders from time to time of depositary receipts

        (3) Recapitalization Agreement, dated as of October 6, 1994, by and between the Purchaser and the Partnership

        (4) Letter Agreement, dated December 14, 1993, by and among the Purchaser, Forum A/H, Inc. and the Partnership

        (5) Management Agreement, dated as of December 29, 1986 (the "Management Agreement"), by and among the Partnership, Forum Retirement Operations, L.P. ("Operations"), Forum Health Partners 1-A, L.P., Foulk Manor Partners, L.P., and the Purchaser

        (6) First Amendment to the Management Agreement, dated as of September 20, 1986

        (7) Second Amendment to the Management Agreement, dated as of September 20, 1989

        (8) Third Amendment to the Management Agreement, dated as of May 27, 1992

        (9) Fourth Amendment to the Management Agreement, dated as of November 9, 1993

        (10) Option Agreement, dated as of December 29, 1986, by and among the Purchaser, the Partnership, and Operations

  (d)-(f)      Not applicable

  (g)   (1)    Powers of Attorney

                                 SIGNATURE


     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 2, 1995


                             FORUM GROUP, INC.


                             By          Dennis L. Lehman
                               ------------------------------------
                                   Dennis L. Lehman,
                                   Senior Vice President and
                                      Chief Financial Officer

                                 SIGNATURE


     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 2, 1995


                             FORUM A/H, INC.


                             By          Dennis L. Lehman
                               ------------------------------------
                                   Dennis L. Lehman
                                   Vice President

                             INDEX TO EXHIBITS

                                                                   Sequentially
                                                                     Numbered
Exhibits                                                               Page
--------                                                           ------------


(a)    (1)  Offer to Purchase dated October 2, 1995 . . . . . . . .     11

(a)    (2)  Letter of Transmittal . . . . . . . . . . . . . . . . .     68

(a)    (3)  Notice of Guaranteed Delivery . . . . . . . . . . . . .     80

(a)    (4)  Letter to Brokers, Dealers, Commercial Banks,
            Trust Companies and Other Nominees  . . . . . . . . . .     82

(a)    (5)  Letter to Clients for use by Brokers, Dealers,
            Commercial Banks, Trust Companies and Other
            Nominees  . . . . . . . . . . . . . . . . . . . . . . .     84

(a)    (6)  Guidelines for Certification of Taxpayer
            Identification Number on Substitute Form W-9  . . . . .     86

(a)    (7)  Text of Press Release issued by the Purchaser
            on September 25, 1995 . . . . . . . . . . . . . . . . .     88

(a)    (8)  Letter dated October 2, 1995 from the Purchaser
            to Unitholders  . . . . . . . . . . . . . . . . . . . .     90

(c)    (1)  Amended and Restated Agreement of Limited
            Partnership, dated as of December 29, 1986,
            of the Partnership, as amended (incorporated by
            reference to Exhibit 4(1) to the Partnership's
            Registration Statement on Form S-2 (Registration
            No. 33-71498), dated November 10, 1993
            (the "Form S-2")) . . . . . . . . . . . . . . . . . . .     N/A

(c)    (2)  Depositary Agreement, dated as of December 29,
            1986, by and among the Partnership, Forum Retirement,
            Inc., the general partner of the Partnership, as general partner and attorney-in-fact of the limited partners,
            Manufacturers Hanover Trust Company (which subsequently assigned its interests thereunder to American Stock
            Transfer & Trust Company) and all holders from time to
            time of depositary receipts (incorporated by reference
            to Exhibit 10(6) to the Form S-2) . . . . . . . . . . .     N/A

(c)    (3)  Recapitalization Agreement, dated as of October 6,
            1994, by and between the Purchaser and the Partnership (incorporated by reference to Exhibit 10(1) to the
            Partnership's Current Report on Form 8-K, dated
            October 12, 1993) . . . . . . . . . . . . . . . . . . .     N/A

(c)    (4)  Letter Agreement, dated December 14, 1993, by and
            among the Purchaser, Forum A/H, Inc. and the Partnership (incorporated by reference to Exhibit 2(3) of Amendment
            No. 1 to the Form S-2, dated December 21, 1993) . . . .     N/A

                                                                   Sequentially
                                                                     Numbered
Exhibits                                                               Page
--------                                                           ------------


(c)    (5)  Management Agreement, dated as of December 29, 1986 (the
            "Management Agreement"), by and among the Partnership,
            Forum Retirement Operations, L.P. ("Operations"), Forum
            Health Partners 1-A, L.P., Foulk Manor Partners, L.P., and
            the Purchaser (incorporated by reference to Exhibit 10(1)
            to the Form S-2)  . . . . . . . . . . . . . . . . . . .     N/A

(c)    (6)  First Amendment to the Management Agreement, dated as of September 20, 1986 (incorporated by reference to
            Exhibit 10(2) to the Form S-2)  . . . . . . . . . . . .     N/A

(c)    (7)  Second Amendment to the Management Agreement, dated
            as of September 20, 1989 (incorporated by reference to
            Exhibit 10(3) to the Form S-2)  . . . . . . . . . . . .     N/A

(c)    (8)  Third Amendment to the Management Agreement, dated
            as of May 27, 1992 (incorporated by reference to
            Exhibit 10(4) to the Form S-2)  . . . . . . . . . . . .     N/A

(c)    (9)  Fourth Amendment to the Management Agreement, dated
            as of November 9, 1993 (incorporated by reference to
            Exhibit 10(5) to the Form S-2)  . . . . . . . . . . . .     N/A

(c)    (10) Option Agreement, dated as of December 29, 1986, by
            and among the Purchaser, the Partnership, and
            Operations (incorporated by reference to Exhibit 2(1)
            to the Form S-2)  . . . . . . . . . . . . . . . . . . .     N/A

(g)    (1)  Powers of Attorney  . . . . . . . . . . . . . . . . . .     91